FILED BY VULCAN MATERIALS COMPANY

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: VULCAN MATERIALS COMPANY
 COMMISSION FILE NO. 001-33841

1 Updated Shareholder Presentation, 14-May-2012 The Vulcan Value Proposition May 14, 2012 We provide the basic materials for the infrastructure investments needed to strengthen the American economy

2 Updated Shareholder Presentation, 14-May-2012 Vulcan’s Board is Open to Strategies that Create Value for Our Shareholders Vulcan’s Board of Directors is highly responsive and focused on optimizing long-term value for all shareholders — Composed of independent directors with substantial experience in public company mergers and sales — Authorized the Vulcan management team to undertake extensive negotiations with Martin Marietta, which resulted in the management teams meeting many times during 2010 and 2011 — After extensive study, Vulcan concluded that potential synergies in a combination did not outweigh the value loss from potential divestitures Martin Marietta’s December 12, 2011 offer was opportunistic and uncertain, and was an attempt to exploit an historic low in Vulcan’s stock price relative to Martin Marietta’s Vulcan’s standalone value exceeded the value proposition of the proposed combination, with less risk and uncertainty It All Comes Down to Value It All Comes Down to Value

Vulcan's Board and Management Devoted Substantial Efforts to Exploring a Potential Combination with Martin Marietta

From April 2010 – July 2011, Vulcan and Martin Marietta had extensive collaborative discussions in pursuit of a potential transaction:

- 8 substantive interactions between Don James and Ward Nye to discuss a potential business combination
- 3 in-person meetings between Vulcan and Martin Marietta's CFOs to evaluate potential synergies
- 3 meetings between Vulcan, Martin Marietta and respective counsels to review potential antitrust divestitures



April 22, 2010
May 11, 2010
May 19, 2010
May 24, 2010
May 25, 2010
June16, 2010
June 4, 2010
October 3, 2010
November 13, 2010
October 21, 2010
March 8, 2011
April 5, 2011
April 26, 2011
June 27, 2011
Q2 2010 (Apr. – Jun.)
Q3 2010 (Jul. – Sep.)
Q4 2010 (Oct. – Dec.)
Q1 2011 (Jan. – Mar.)
Q2 2011 (Apr. – Jun.)
Q3 2011 (Jul. – Sep.)
Q4 2011 (Oct. – Dec.)
Martin Marietta Commenced Unsolicited Exchange Offer
May 14, 2010
July 9, 2010
October 8, 2010
December 10, 2010
May 13, 2011
July 8, 2011
December 9, 2011: Vulcan's Board approved the 2011 Restructuring Initiative
July 8, 2011: Initial discussions with Vulcan's Board on 2011 Restructuring Initiative
October 14, 2011: Management presented the 2011 Restructuring Initiative to the Vulcan Board
February 12, 2010
July 9, 2010
October 8, 2010
February 11, 2011
July 8, 2010

Vulcan's Board is Highly Responsive and Focused on Optimizing Long-Term Shareholder Value:

- The potential Martin Marietta transaction was an agenda item for 6 of 7 Vulcan Board meetings through this time period
- Vulcan's Board met 3 times to discuss and approve the 2011 Restructuring Initiative, beginning in July 2011
- Succession plans were an agenda item in 5 of 8 Vulcan Board meetings from February 2010 – July 2011

Vulcan Materials Company Updated Shareholder Presentation, 14-May-2012 3

4 Updated Shareholder Presentation, 14-May-2012 Agenda 1. Vulcan’s Restructuring Initiative and Profit Enhancement Plan Are Expected to Significantly Enhance Shareholder Value 2. Vulcan Has Superior Aggregates Operations, Poised to Outperform in the Current Recovery 3. De-risked Balance Sheet Enhances Shareholder Value as EBITDA Grows 4. Market Uplift and Vulcan Performance Support Vulcan’s Recent Stock Price Levels 5. Vulcan is Committed to Reinstating Meaningful Dividend 6. We Believe Martin Marietta’s Offer Would Have Destroyed Value and Brought Higher Risk and Uncertainty Vulcan is Well-Positioned to Capitalize on Recent Initiatives and Market Recovery to Create Significant Value for Shareholders Vulcan is Well-Positioned to Capitalize on Recent Initiatives and Market Recovery to Create Significant Value for Shareholders

5 Updated Shareholder Presentation, 14-May-2012 Vulcan’s Restructuring Initiative and Profit Enhancement Plan Are Expected to Significantly Enhance Shareholder Value

6 Updated Shareholder Presentation, 14-May-2012 Significant IT Investments and Restructuring Provided the Platform for the $100 Million Profit Enhancement Plan ERP Investment 2011 Restructuring Profit Enhancement Plan $55 million in run-rate cost savings resulting from actions since 2010 Overhead reductions implemented throughout 2011 - $25 million Consolidation of 8 Divisions into 4 Regions - $30 million Implementation costs continue to sunset ERP will deliver additional cost savings Shared service centers serve as a platform for future savings . $100 million in expected additional cost savings announced in February 2012 $25 million from G&A (9% of SAG) $75 million from sourcing and transportation (4% of COGS) All savings expected to be at run-rate by mid-2013 Ongoing focus on cost improvement Completed Completed In Progress

7 Updated Shareholder Presentation, 14-May-2012 Profit Enhancement Plan is On Track Note: All Profit Enhancement Plan (PEP) benefits are in addition to the $55mm previously achieved from the 2011 Restructuring Initiative. Realization of upsides discussed herein is not guaranteed – see “Forward Looking Statements” disclosure on page 39. 290 2,120 SAG COGS G&A / support functions Strategic sourcing Plant operations Transport / logistics $100mm Cost base ($mm) Opportunity areas Total target: 25 (9% of SAG) 55 20 Additional opportunity (4% of COGS) Target (EBITDA, $mm) On track Savings identified in every support function Multiple pricing actions already completed Implementing local best practices company-wide Improvements already visible in Q1 results Profit Enhancement Plan is designed to permanently reduce costs and reset mid cycle EBITDA to a new, higher level

8 Updated Shareholder Presentation, 14-May-2012 Wall Street Analysts Have Embraced Vulcan’s Significant Standalone Upside Substantial Operating Leverage “We like the steps taken to lower costs throughout the operation and improve efficiencies which should increase operating leverage through 2012.” (Morgan Keegan, 17-Feb-2012)“We are pleased that the company remains focused on finding the $100 million of savings by 2013 on current volumethere is plenty of leverage possible with an eventual lift to volume.” (Stifel Nicolaus, 27-Apr-2012) Profit Enhancement Plan Provides Incremental Upside “Following recent meetings with senior management (during which we spent multiple hours reviewing specific COGS and SG&A opportunities and sensed management's comfort in reaching its targets), we have a high degree of confidence in VMC's ability to reach the $100mn of additional run-rate cost savings/operating leverage planned by mid-2013.” (Susquehanna, 26-Apr-2012) “VMC is on track to realize $150 MM in savings due to an intensified focus on cost management... We are incrementally constructive on VMC's prospects after conducting a thorough review of the company's cost management strategies. In our opinion, VMC can benefit from substantially better EBITDA performance during the next three years even in the absence of significant volume growth. Based on our analysis of cost reduction initiatives, we believe that the shares are materially undervalued.” (RBC, 10-May-2012) Strong Trends Unfolding . “VMC 1Q results again provided strong encouragement on the early results of its restructuring programs... On the back of similarly impressive gains in 4Q, these results provide additional confidence in VMC's ability to achieve its cycle-over-cycle incremental profitability target (equivalent to $155mm of additional EBITDA) through its PEP program....” (Susquehanna, 26-Apr-2012) “We were encouraged by both the volume and margin improvement in Q1’12. Moreover, this marks the second consecutive quarter of showing appreciable YOY margin improvement in the company’s core Aggregate division.” (TRG, 27-Apr-2012) "Positive free cash, low dividend and asset sales erase liquidity concerns." (KeyBanc, 30-Apr-2012) Note: See Important Disclosure Notes—Additional Information. Permission to use quotations neither sought nor obtained.

9 Updated Shareholder Presentation, 14-May-2012 Vulcan Has Superior Aggregates Operations, Poised to Outperform in the Current Recovery Note: Timing and extent of any economic recovery remains uncertain, and realization of upsides discussed herein is not guaranteed – see “Forward Looking Statements” disclosure on page 39.

10 Updated Shareholder Presentation, 14-May-2012 Vulcan Has Superior Aggregates Operations, Poised to Outperform in the Current Recovery Note: Prospective growth in population is from 2010 to 2020. Martin Marietta Lower Profitability and Lower Price and Volume Growth Higher Profitability and Higher Price and Volume Growth Vulcan Higher Aggregates Price Growth 3.6% CAGR since 2006 5.0% CAGR since 2006 Higher Aggregates Cash Gross Profit FY 2011 $3.10 per Ton FY 2011 $4.08 per Ton TTM Mar-2012 $3.06 per Ton TTM Mar-2012 $4.13 per Ton Higher Prospective Growth in Key End Markets Operations in 9 of the 25 Highest Growth MSAs Expected Increase of 9.2mm People in Top 5 States Operations in 18 of the 25 Highest Growth MSAs Expected Increase of 16.1mm People in Top 5 States

11 Updated Shareholder Presentation, 14-May-2012 Vulcan’s Non-Aggregates Businesses Have Considerable Upside Potential Source: Company filings. Note: Results for 2006 pro forma to include Florida Rock. Historical performance is not a guarantee or assurance of future performance nor that previous results will be attained or surpassed – see “Forward Looking Statements” disclosure on page 39. (1) Vulcan’s non-aggregates businesses include concrete, asphalt mix and cement segments. (2) Martin Marietta’s non-aggregates segment principally includes magnesia-based chemical products and dolomitic lime. Vulcan¹ Martin Marietta² Share of Total Net Sales Non-Aggregates Net Sales Non-Aggregates Cash Gross Profit Share of Total Cash Gross Profit 2011 $815 34% $56 9% 2006 $1,787 40% $445 27% 2011 $201 13% $83 19% 2006 $151 8% $41 6%

12 Updated Shareholder Presentation, 14-May-2012 Y-o-Y Growth for the Quarter Ending March 31, Martin Vulcan Vulcan Marietta Advantage Net Sales + $44 + $60 ($16) Gross Profit + $29 + $1 + $28 Adjusted EBITDA 1 + $41 ($2) + $43 Conversion of Incremental Sales to Cash Flow 2 94% (4%) 97% Aggregates Tons (mm) + 2.8 + 1.7 + 1.1 Aggregates Gross Profit + $23 ($1) + $24 Q1 2012 Results Demonstrate Vulcan’s Superior Operating Leverage Source: Public filings. (1) EBITDA adjusted for exchange offer expenses, restructuring expenses, legal settlement and other one time charges. (2) Conversion of incremental sales to cash flow calculated as change in EBITDA divided by change in sales for the respective periods. Q1 2012 performance highlights Vulcan’s superior conversion of incremental sales to cash flow Q1 2012 performance highlights Vulcan’s superior conversion of incremental sales to cash flow

13 Updated Shareholder Presentation, 14-May-2012 Y-o-Y Growth Six Months Twelve Months Ending March 31, Ending March 31, Martin Martin Vulcan Marietta Vulcan Marietta Net Sales + $73 + $88 + $53 + $109 Gross Profit + $53 + $2 + $20 ($22) Adjusted EBITDA 1 + $73 ($4) + $38 ($39) Conversion of Incremental Sales to Cash Flow 2 100% (5%) 72% (36%) Aggregates Tons (mm) + 3.7 + 0.8 (1.0) (3.0) Aggregates Gross Profit + $45 ($5) + $14 ($37) Trailing Six Months and Twelve Months Results Also Demonstrate Vulcan’s Superior Operating Leverage Vulcan’s superior conversion of incremental sales to cash flow is not a one quarter phenomenon Vulcan’s superior conversion of incremental sales to cash flow is not a one quarter phenomenon Source: Public filings. (1) EBITDA adjusted for exchange offer expenses, restructuring expenses, legal settlement and other one time charges. (2) Conversion of incremental sales to cash flow calculated as change in EBITDA divided by change in sales for the respective periods.

14 Updated Shareholder Presentation, 14-May-2012 De-risked Balance Sheet Enhances Shareholder Value as EBITDA Grows

15 Updated Shareholder Presentation, 14-May-2012 De-risked Balance Sheet Provides Flexibility Through the Business Cycle Source: IBES as of 11-May-2012. (1) Line of credit is an Asset Based Lending facility: $600 million 5 year facility expiring December 2016. (2) IBES estimates for 2012E: $481 million EBITDA, $2,102 million net debt; IBES estimates for 2013E: $599 million EBITDA, $1,660 million net debt. . Significant financial and operational flexibility with limited near-term maturities . Favorable debt maturity profile with substantial liquidity: — Minimal maturities of $286 million over the next three years ($135 million in 2012, $151 million in 2013, $0 million in 2014) — $191 million cash on hand with no borrowing on $600 million line of credit1 . Limited financial covenants . Substantial flexibility/capacity to execute on monetization of non-core assets Net Debt / EBITDA per IBES2 4.4x 2.8x 0.0x 0.5x 1.0x 1.5x 2.0x 2.5x 3.0x 3.5x 4.0x 4.5x 5.0x 2012E 2013E

Wall Street Analysts Expect Vulcan to Generate Significantly Higher EBITDA Growth Based on Analyst Mid-Cycle Estimates


Vulcan
Analyst Mid-Cycle Estimates for Vulcan are More Conservative than for Martin Marietta, Relative to Past Peak
$1,315
$354
$1,143
223%
Peak (2006)
2011A¹
Mid-Cycle²


Martin Marietta
$591
$349
$651
87%
Peak (2007)
2011A¹
Mid-Cycle²

Source: Public filings, Wall Street research.

Note: Timing and extent of any economic recovery remains uncertain, and realization of upsides discussed herein is not guaranteed – see "Forward Looking Statements" disclosure on page 39.

(1) Excludes unusual items – see reconciliation in appendix.

(2) Mid-cycle estimates based on the median of latest available mid-cycle analyst estimates from analysts who provide mid-cycle estimates for both Vulcan and Martin Marietta. Mid-cycle estimates from the following analysts were used for Vulcan: D.A. Davidson: $1,263mm, KeyBanc: $1,098mm, Jefferies: $1,188mm, RBC: $1,000mm. Mid-cycle estimates from the following analysts were used for Martin Marietta: D.A. Davidson: $540mm, KeyBanc: $677mm, Jefferies: $720mm, RBC: $625mm.

Vulcan Materials Company
Updated Shareholder Presentation, 14-May-2012
16

17 Updated Shareholder Presentation, 14-May-2012 0.25x 0.50x 0.75x 1.00x Dec-06 Dec-07 Dec-08 Dec-09 Dec-10 Dec-11 Exchange Ratio Historic Low 10-Nov-2011 0.40x Martin Marietta’s Offer Attempted to Exploit a Historic Low in the Companies’ Relative Stock Prices Source: Bloomberg as of 9-Dec-2011. Exchange ratio defined as Vulcan share price / Martin Marietta share price. (1) Time period ending 9-Dec-2011. Proposed Exchange Ratio was Near Historic Low... ...And Exchange Ratio Has Consistently Exceeded 0.50x Through the Cycle % of the trading days where historical exchange ratio exceeded 0.50x¹ % of the trading days where historical exchange ratio exceeded 0.50x¹ 62.5% 77.5% 88.7% 0% 20% 40% 60% 80% 100% 3 Year 5 Year 10 Year

De-risked Balance Sheet Further Enhances Shareholder Value as EBITDA Grows

	Implied Value at Mid-Cycle EBITDA			
	VMC	Upside vs. Current	MLM	Upside vs. Current
Comparable Mid-Cycle EBITDA [1]	$1,143		$651	
Historical EBITDA Multiple [2]	9.5x		9.0x	
Enterprise Value	$10,859	+39%	$5,859	+24%
2013E Net Debt [3]	(1,660)		(923)	
Equity Value	$9,199		$4,936	
Implied Price Per Share	**$70**	+75%	**$105**	+36%
Implied Market Exchange Ratio ($70 / $105)			**0.67x**	

As Vulcan grows EBITDA through the business cycle, the Company's financial leverage is expected to deliver to shareholders significantly greater return

Source: IBES median estimates as of 11-May-2012.

Note: Timing and extent of any economic recovery remains uncertain, and realization of upsides discussed herein is not guaranteed – see "Forward Looking Statements" disclosure on page 39.

(1) Mid-cycle estimates based on the median of latest available mid-cycle analyst estimates from analysts who provide mid-cycle estimates for both Vulcan and Martin Marietta. Mid-cycle estimates from the following analysts were used for Vulcan: D.A. Davidson: $1,263mm, KeyBanc: $1,098mm, Jefferies: $1,188mm, RBC: $1,000mm. Mid-cycle estimates from the following analysts were used for Martin Marietta: D.A. Davidson: $540mm, KeyBanc: $677mm, Jefferies: $720mm, RBC: $625mm.

(2) Historical EBITDA multiples based on averages during previous mid-cycle period from April 2002 to January 2007. Please see page 36 for more detail.

(3) 2013E net debt of $1,660mm for Vulcan and $923mm for Martin Marietta based on Wall Street consensus estimates.

Vulcan Materials Company
Updated Shareholder Presentation, 14-May-2012
18

19 Updated Shareholder Presentation, 14-May-2012 Market Uplift and Vulcan Performance Support Vulcan’s Recent Stock Price Levels

20 Updated Shareholder Presentation, 14-May-2012 Market Uplift and Vulcan Performance Support Vulcan’s Recent Stock Price Levels . Vulcan’s stock price is up 19% since December 9, 2011, generally in-line with the stock price performance of its peers . Vulcan’s shares are trading higher driven by the Company’s improved earnings outlook and continued outperformance compared to analysts’ and investors’ expectations — Wall Street analysts’ target prices for Vulcan have increased 37% to $481 — Vulcan’s 2012 EBITDA estimates have increased 15%, compared to an average increase of 3% for Vulcan’s peers and a 2% decrease for Martin Marietta1 . We believe Vulcan’s business model and strong operating leverage will continue to benefit the Company through economic recovery cycles, and given current strategic initiatives, Vulcan is well-positioned to further capitalize on the current recovery — Q4 2011 and Q1 2012 announced results demonstrate the strength of Vulcan’s earnings growth, underpinned by an economic recovery that is underway — Wall Street analysts have acknowledged Vulcan’s strong performance and improved outlook, as evidenced by the increase in price targets and EBITDA estimates Note: Timing and extent of any economic recovery remains uncertain, and realization of upsides discussed herein is not guaranteed – see “Forward Looking Statements” disclosure on page 39. (1) Since Martin Marietta’s offer.

21 Updated Shareholder Presentation, 14-May-2012 $30.00 $35.00 $40.00 $45.00 $50.00 12/09/11 01/16/12 02/24/12 04/02/12 05/11/12 Vulcan’s Current Trading Level is Generally in Line with Peer Performance Since Martin Marietta’s Offer Commenced Source: FactSet as of 11-May-2012. (1) Selected companies reflect industry peers. Implied Hypothetical Unaffected Stock Price Based on Average Peer Performance Relative Stock Price Performance Since December 9, 2011 Actual Vulcan trading prices since Martin Marietta offer Implied Vulcan trading price based on average performance of peers Selected Stock Price Companies1 Change Eagle Materials 53% Cemex 34% HeidelbergCement 21% Texas Industries 20% CRH 8% Lafarge 10% Holcim 5% Average 22% Martin Marietta 5% Vulcan 19%

22 Updated Shareholder Presentation, 14-May-2012 Vulcan Martin Eagle Heidelberg Holcim Lafarge CRH Cemex Texas Marietta Materials Cement Industries 15% (2%) 3% 0% (1%) (5%) (7%) 1% 30% (10%) (5%) 0% 5% 10% 15% 20% 25% Greater Increases in Analyst EBITDA Expectations Suggest Stronger Stock Price Performance for Vulcan vs. Peers Source: IBES as of 11-May-2012. (1) Reflects change from 9-December-2011 through 11-May-2012. Average: 3% Average: 3% 2012E Consensus EBITDA Change Since Martin Marietta’s Offer1

23 Updated Shareholder Presentation, 14-May-2012 Dec. 9, 2011 Current $35 $48 $10 $15 $20 $25 $30 $35 $40 $45 $50 $55 $60 Source: IBES as of 11-May-2012. (1) Reflects change from 9-December-2011 through 11-May-2012. Median Vulcan Price Target (per IBES)1 Vulcan’s Price Target Is Up 37% Since the Day Prior to Martin Marietta’s Offer vs. Vulcan’s 19% Market Price Increase + 37%

24 Updated Shareholder Presentation, 14-May-2012 We Believe Martin Marietta’s Offer Would Have Destroyed Value and Brought Higher Risk and Uncertainty

25 Updated Shareholder Presentation, 14-May-2012 Martin Marietta Overstated the True Synergy Opportunity of a Combination . Martin Marietta overstated synergies — Martin Marietta’s synergy estimates were nearly triple recent building materials transactions with deal values in excess of $1 billion . Martin Marietta did not update its synergy numbers — Martin Marietta did not adjust its synergy estimates to account for Vulcan’s $55 million Restructuring Initiative and $100 million Profit Enhancement Plan . Martin Marietta’s exaggerated synergy claim confused the “true” synergies with savings Vulcan is already capturing on its own and overstated the potential benefits of a combination . Martin Marietta has no experience integrating or realizing synergies from a large, public company acquisition Vulcan shareholders should only credit synergies that are realistic and deliverable Vulcan shareholders should only credit synergies that are realistic and deliverable

Martin Marietta's Synergy Estimates Are Nearly Triple Recent Building Materials Deals Exceeding $1 Billion

Announced Synergies as a % of Target LTM Cash Costs[3]



Implied Range Based on $200-$250 million of synergies¹
12.2%
9.7%
Implied Range Based on $125-$150 million of synergies²
7.3%
6.1%
5.5%
5.2%
4.1%
3.4%
3.3%
3.0%
0.7%
Average: 3.6%
Martin Marietta Initial Synergies Claim as % of Vulcan's Cash Costs¹
Synergies Jointly Identified by CFOs as % of Vulcan's Cash Costs²
Holcim / Aggregate Industries Jan-05
Vulcan / Florida Rock Feb-07
HeidelbergCement / Hanson May-07
Saint-Gobain / BPB Jul-05
CEMEX / Rinker Oct-06
CEMEX / RMC Sep-04
Lafarge / Lafarge North America Feb-06
% of Target LTM Sales
8.3%-10.4%
5.2%-6.2%
4.6%
3.7%
3.3%
2.8%
2.4%
2.7%
0.6%

Source: Wall Street research, Company filings, Thomson SDC.

Notes: Precedent transactions include U.S. and European Heavy Building Materials acquisitions greater than $1 billion since 2002. LTM sales figures as of December 31, 2011 for Vulcan, September 30, 2006 for Rinker, December 31, 2006 for Hanson, September 30, 2006 for Florida Rock, December 31, 2004 for Aggregate Industries, June 30, 2004 for RMC, March 31, 2005 for BPB, and December 31, 2005 for Lafarge North America.

(1) Based on $200 – $250 million of synergies, Vulcan LTM Net Sales as of Dec. 31, 2011 ($2,407 million), and Vulcan LTM EBITDA as of Dec.31, 2011 ($354 million).

(2) Based on $125 – $150 million of synergies, Vulcan LTM Net Sales as of Dec. 31, 2011 ($2,407 million), and Vulcan LTM EBITDA as of Dec. 31, 2011 ($354 million).

(3) LTM Cash Costs defined as LTM Sales – LTM EBITDA.

Vulcan Materials Company
Updated Shareholder Presentation, 14-May-2012
26

Martin Marietta Significantly Understated the Potential Value Destruction from Forced Divestitures

Martin Marietta's Claims

- "the impact of any required divestitures on such synergies will be immaterial"[1]
- "the two companies' assets and geographic footprints are highly complementary with little overlap"[2]
- "…if we thought that this was a significant issue, we wouldn't be here"[3]

Reality Check

- Scope of DOJ request was extensive and consistent with the parties' prior joint analysis
- Potential divested assets are some of Vulcan's most profitable operations
- Martin Marietta missed its own April timeline for reaching an agreement with the DOJ

Independent Perspectives

- "Everyone I have talked to with something at stake in this is concerned about divestitures"[4]
  — *Sterne Agee, April 26, 2012*
- "We still believe the outcome all depends on the eventual rulings from the DOJ as to what assets would need to be disposed of for the merger to go through"[5]
  — *Stifel Nicolaus, April 27, 2012*
- "The DoJ will likely require quarry sales in locations where Vulcan and Martin Marietta have significant overlap, and the timing is unfortunate for forced sellers"[6]
  — *Morningstar, February 23, 2012*

Note: See Important Disclosure Notes – Additional Information.
(1) Martin Marietta Form 425, dated 12-Dec-2011.
(2) Martin Marietta Forma S-4/A, filed 20-Mar-2012.
(3) Martin Marietta Investor Conference Call, 10-Jan-2012.
(4) Quote from Todd Vencil of Sterne Agee in a press release from The Birmingham News dated 26-Apr-2012.
(5) Research report dated 27-Apr-2012.
(6) Research report dated 23-Feb-2012.

Vulcan Materials Company
Updated Shareholder Presentation, 14-May-2012
27

Mid-Cycle Valuation Suggests Even Greater Potential Value Destruction

Illustrative Implied Value to Vulcan

Comparable Mid-Cycle	VMC	MLM	Source of Key Assumptions
EBITDA	$1,143	$651	Based on average of like-analyst mid-cycle estimates
Multiple [1]	9.5x	9.0x	Historical average mid-cycle multiples
Implied Enterprise Value	$10,859	$5,859	
Per Share Value [2]	**$70**	**$105**	
Synergies – $88 mm Run-Rate			
Capitalized Value of Synergies [3]	$593		Mid-point of Vulcan synergies estimates
Costs to Achieve [4]	(88)		
Total Value Impact of Synergies	$506		
Divestitures – $100 mm of EBITDA			
Lost Future Value [5]	($2,214)		
Sale Proceeds @ 10.5x [6]	1,050		Potential divestitures
Value Lost From Tax Leakage @ 39% Tax Rate [7]	(410)		
Value Impact From Divestitures	($1,574)		
Vulcan Shareholder Value Impact [8]			
0.50x Exchange Ratio / 58% Ownership	**$58** / **(17%)**		**Value to Vulcan shareholders 17% below Vulcan's standalone proposition**

Source: Wall Street Research and public filings.
(1) Historical EBITDA multiples based on averages during previous mid-cycle period from April, 2002 to January, 2007. Please see page 36 for more detail.
(2) Based on Vulcan 2013E net debt of $1,660 million and ~130 million shares and Martin Marietta 2013E net debt of $923 million and ~47 million shares.
(3) Assumes synergies are capitalized at 6.8x based on 0% perpetuity growth rate, 9.0% cost of capital and 39% tax rate.
(4) Assumes after-tax costs to achieve synergies equal to 1.0x run-rate synergies.
(5) Assumes divested EBITDA grows 138% from 2012 to mid-cycle proportionate with growth of 2012E EBITDA of $481 million to Mid-Cycle EBITDA of $1,143 million. Assumes blended mid-cycle EBITDA multiple of 9.3x.
(6) Assumes EBITDA divested at 10.5x based on midpoint of 9x-12x range used in March 2, 2012 Longbow report.
(7) Assumes no tax basis and 39.0% tax rate.
(8) Reflects the aggregate of implied mid-cycle equity value and total value impact of synergies and divestitures multiplied by the pro forma ownership and divided by diluted share count of ~130 million.

Vulcan Materials Company
Updated Shareholder Presentation, 14-May-2012
28

Mid-Cycle EBITDA Approach Suggests Likely Value Destruction for Vulcan Shareholders

Illustrative Vulcan Shareholder Value Impact at Various Divestiture Sizes and Synergy Levels

Based On Mid Cycle EBITDA Estimates for Vulcan and Martin Marietta

Value Creation / (Destruction) for Vulcan Shareholders Relative to Vulcan's Value Proposition

0.50x Exchange Ratio / 58.0% Ownership

		Run-Rate Synergies	
		Midpoint of Vulcan View	Midpoint of Martin Marietta Claim
		$88	$225
EBITDA Divested	$0	(7%)	(2%)
	$50	(12%)	(7%)
	$100	(17%)	(12%)
	$150	(22%)	(17%)
	$200	(27%)	(22%)

Calculation Shown on Page 28 (refers to the $100 / $88 cell)

Source: Wall Street research and public filings.

Note: Analysis assumes historical EBITDA multiples based on averages during previous mid-cycle period from April, 2002 to January, 2007. Please see page 36 for more detail. Assumes Vulcan net debt of $1,660 million and ~130 million shares and Martin Marietta net debt of $923 million and ~47 million shares. Assumes synergies are capitalized at 6.8x based on 0% perpetuity growth rate, 9.0% cost of capital and 39% tax rate. Assumes after-tax costs to achieve synergies equal to 1.0x run-rate synergies. Assumes divested EBITDA grows 138% from 2012 to mid-cycle proportionate with growth of 2012E EBITDA of $481 million to Mid-Cycle EBITDA of $1,143 million. Assumes blended mid-cycle EBITDA multiple of 9.3x. Assumes EBITDA divested at 10.5x based on midpoint of 9x-12x range used in March 2, 2012 Longbow report. Assumes no tax basis and 39.0% tax rate. Reflects the aggregate of implied mid-cycle equity value and total value impact of synergies and divestitures multiplied by the pro forma ownership and divided by diluted share count of ~130 million.

Vulcan Materials Company

Updated Shareholder Presentation, 14-May-2012 29

30 Updated Shareholder Presentation, 14-May-2012 Delaware Opinion Made Important Observations About Value Martin Marietta’s Offer was Opportunistically Timed. “Nye also knew that Vulcan was very strong in states hard hit by the financial crisis, such as Florida and California, and that the coming years would be good ones in which to merge, before those markets recovered and with it, Vulcan’s financial results and stock price.”1 Potential Divestitures are a Critical Element. “One of the critical determinants of whether a merger would make business sense was whether the divestitures that the Department of Justice might require before approving a Vulcan-Martin Marietta merger would be so substantial that it would make a combination unattractive even in light of the synergies that might be recognized.”2 “Absent a determination by both parties that a merger could be effected without materially damaging asset divestitures, there was little utility in engaging about synergies and other sensitive subjects.”3 Martin Marietta’s Synergy Estimates Included Vulcan’s Standalone Cost Savings. “both James and Sansone had an important categorical disagreement with Martin Marietta’s management team. Vulcan already had in mind plans to obtain costs savings from its ERP upgrade and other initiatives. Martin Marietta encouraged Vulcan to hold off on these initiatives so that they could be counted as synergies in the transaction when they were savings Vulcan was intent on achieving regardless of any merger. Vulcan did not view these as deal synergies. Nye and Lloyd wanted to count them.”4 “The S-4 also includes other one-sided disclosures that appear driven to put Vulcan on the defensive. For example, it states: “Martin Marietta believed that, in contrast to the strategies undertaken by Martin Marietta with respect to its operation and SG&A cost management, Vulcan was unwilling to consider significant actions to create more meaningful savings.” The S-4 omits the reality that Martin Marietta wanted to count as synergies the cost-savings Vulcan was going to realize when it fully rolled out its planned ERP upgrade.”5 See Martin Marietta Materials, Inc. v. Vulcan Materials Co., No. 7102-CS (Del. Ch. May 4, 2012). Emphasis added. (1) Page 12. (2) Page 18. (3) Page 23. (4) Pages 34 and 35. (5) Page 51.

31 Updated Shareholder Presentation, 14-May-2012 Delaware Opinion Reviewed the Parties’ Behavior in Relation to Transaction Vulcan’s Board and Management Carefully Considered a Combination with Martin Marietta, and Determined that it Was Not in Vulcan’s Best Interest. “Vulcan’s management thus cooled to the idea of a combination, in part because the company was in a comparatively weaker condition than when the deal dance started. This factor came together with a more tempered view of synergies, and a great skepticism that the synergies actually attributable to a merged enterprise, rather than to costsavings Vulcan could undertake itself, would be worth the asset divestitures and other costs of a large strategic merger.”1 “Evolving market and company conditions had led Vulcan to have legitimate grounds for its management and board to believe that a merger was not in its best interests. The transaction had become less attractive to Vulcan as the exchange ratio of Vulcan shares for Martin Marietta shares had moved “well above where [the companies] had started in [their discussions].”2 Martin Marietta Issued Misleading Statements, Omitting Key Facts. “...the S-4 portrays James as an obstinate CEO blocking a deal because he wants to stay in power and Nye as the rightful occupier of the CEO seat, backed by his board who had “confidence in its current management team” and viewed “Mr. Nye’s appointment as the [CEO] of the combined company” as an “important term of any transaction to be considered by the Martin Marietta board.” But, Martin Marietta did not disclose Nye’s willingness to trade a 20% premium to the Martin Marietta shareholders for the CEO position at the combined company.”3. “Thus, another way in which Martin Marietta has clearly used Evaluation Material in pursuit of its hostile bid is by selectively using that Material and portraying it in a way designed to cast Vulcan’s management and board in a bad light, to make Martin Marietta’s own offer look attractive, and to put pressure on Vulcan’s board to accept a deal on Martin Marietta’s terms.”4. “[Martin Marietta] discussed the history of its negotiations with Vulcan at length in its SEC filings in a one-sided manner that does not suggest that Martin Marietta was making an effort to present an unbiased account to Vulcan’s shareholders.”5 See Martin Marietta Materials, Inc. v. Vulcan Materials Co., No. 7102-CS (Del. Ch. May 4, 2012). Emphasis added. (1) Page 36. (2) Page 39. (3) Pages 50 and 51. (4) Page 53. (5) Page 49.

32 Updated Shareholder Presentation, 14-May-2012 Conclusion: It All Comes Down to Value

33 Updated Shareholder Presentation, 14-May-2012 Summary 1. Vulcan’s Restructuring Initiative and Profit Enhancement Plan Are Expected to Significantly Enhance Shareholder Value 2. Vulcan Has Superior Aggregates Operations, Poised to Outperform in the Current Recovery 3. De-risked Balance Sheet Enhances Shareholder Value as EBITDA Grows 4. Market Uplift and Vulcan Performance Support Vulcan’s Recent Stock Price Levels 5. Vulcan is Committed to Reinstating Meaningful Dividend 6. We Believe Martin Marietta’s Offer Would Have Destroyed Value and Brought Higher Risk and Uncertainty Vulcan is Well-Positioned to Capitalize on Recent Initiatives and Market Recovery to Create Significant Value for Shareholders Vulcan is Well-Positioned to Capitalize on Recent Initiatives and Market Recovery to Create Significant Value for Shareholders

34 Updated Shareholder Presentation, 14-May-2012 Vulcan’s Director Nominees Have Proven Leadership Experience and Are Highly-Qualified to Represent Vulcan Shareholders Philip W. Farmer (73) (Resident of Florida) Leadership experience: Served as CEO and then Chairman of Harris Corporation (1995 – 2003); prior to joining Harris in 1982, Mr. Farmer held technical and management positions during a 20-year career with General Electric Finance experience: Serves as Chairman of Vulcan’s Audit Committee, and served on the audit committee of another public company Transaction Experience: Sold 11 companies as CEO of Harris Corporation H. Allen Franklin (67), Presiding Director (Resident of Georgia) Leadership experience: Served as President, then CEO and Chairman of Southern Company (1999 – 2004), a Fortune 500 company; President and CEO of Georgia Power, a Southern Company subsidiary (1994 – 1999) Industry experience: Serves as Chairman of Vulcan’s Safety, Health and Environmental Affairs Committee. Knowledge of issues facing industrial companies, including governmental, regulatory, safety, health and environmental issues Transaction Experience: Led spin-off of Mirant (formerly known as Southern Energy) in 2001; Board member of SouthTrust when sold to Wachovia in 2004 Richard T. O’Brien (58) (Resident of Colorado) Leadership experience: Serves as President / CEO of Newmont Mining, a Fortune 500 company, since 2007 Finance experience: Served as CFO of Newmont Mining (2006 – 2007); CFO of AGL Resources (2001 – 2005) Industry experience: Knowledge of issues facing industrial companies, specifically in the natural resources and utility / energy spaces . Transaction Experience: Led PacifiCorp’s merger with ScottishPower in 1998 as Chief Operating Officer of PacifiCorp; Led PacifiCorp’s unsuccessful offer to acquire The Energy Group (TEG) in 1997 as Chief Financial Officer of PacifiCorp; Led PacifiCorp’s sale of its majority interest in NERCO to Rio Tinto in 1993 as Chief Financial Officer of PacifiCorp Donald B. Rice (72) (Resident of California) Leadership experience: President and CEO of Agensys for 14 years; President and COO of Teledyne for 3 years; and President and CEO of the RAND Corporation for over 17 years Government experience: Secretary of the Air Force (1989 – 1993) Finance experience: Chaired Audit Committees of 2 public companies, and managed CFOs of public companies Transaction Experience: As President, merged Teledyne with white knight acquirer Allegheny Ludlum, creating Allegheny Teledyne, Inc. in 1996; Board member of Unocal when sold to Chevron in 2005 (elected to Chevron Board following transaction); Board member of Wells Fargo when merged with Norwest in 1998 (remained on Board following transaction); Non-Executive Chairman of Scios when sold to Johnson & Johnson in 2003

35 Updated Shareholder Presentation, 14-May-2012 Appendix

36 Updated Shareholder Presentation, 14-May-2012 0.0 10.0 20.0 30.0x May-02 May-03 May-04 May-05 May-06 May-07 May-08 May-09 May-10 May-11 May-12 0 300 600 900 $1,200 Vulcan LTM EBITDA Vulcan Martin Marietta Annual Average Cyclical Period Average Mid Peak Trough 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 Apr '02 - Jan '07 Feb '07 - Aug '08 Sep '08 - Current Vulcan 8.4x 8.4x 8.6x 10.6x 11.1x 11.5x 11.8x 12.9x 19.6x 22.5x 9.5x 11.6x 18.1x Martin Marietta 7.5 8.0 8.8 9.7 10.8 12.8 10.5 11.0 14.1 13.1 9.0 12.0 12.6 Last 10 Years Historical LTM EBITDA Multiples Source: Factset as of 11-May-2012. Note: Dollars in millions. Mid-Cycle Peak Trough EV / EBITDA Multiple EBITDA 19.8x 14.7x

Appendix – Vulcan Reconciliation

Reconciliation of Non-GAAP Financial Measures
Amounts in millions of dollars

Generally Accepted Accounting Principles (GAAP) does not define "cash gross profit" and "Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)." Thus, they should not be considered as an alternative to any earnings measure defined by GAAP. We present these metrics for the convenience of investment professionals who use such metrics in their analysis, and for shareholders who need to understand the metrics we use to assess performance. The investment community often uses these metrics as indicators of a company's ability to incur and service debt. We use cash gross profit, EBITDA and other such measures to assess the operating performance of our various business units and the consolidated company. We do not use these metrics as a measure to allocate resources or as liquidity measures. Reconciliations of these metrics to their nearest GAAP measures are presented below:

Cash gross profit
Cash gross profit adds back noncash charges for depreciation, depletion, accretion and amortization to gross profit.

EBITDA
EBITDA is an acronym for Earnings Before Interest, Taxes, Depreciation and Amortization.

	12 months ending 3/31/12	6 months ending 3/31/12	Q1/2012	2011	Q4/2011	12 months ending 3/31/11	6 months ending 3/31/11	Q1/2011	2010	Q4/2010	Q1 2010	2009	2008	2007	2006	2005	2004	2003
Net earnings (loss)	(68.2)	(79.9)	(52.1)	(70.8)	(27.8)	(112.5)	(101.6)	(54.7)	(96.5)	(46.9)	(38.7)	30.3	0.9	450.9	470.2	389.0	288.7	195.0
Provision (benefit) for income taxes	(79.4)	(69.0)	(38.4)	(78.4)	(30.6)	(92.9)	(65.7)	(37.4)	(89.7)	(28.3)	(34.2)	(37.8)	71.7	204.4	223.3	136.6	114.9	97.6
Interest expense, net	227.3	105.7	52.3	217.2	53.4	179.7	88.5	42.3	180.7	46.2	43.3	173.0	169.7	41.6	20.1	20.5	34.6	49.6
Discontinued operations, net of tax	0.4	(3.1)	(5.0)	(4.5)	1.9	(10.2)	(9.0)	(9.9)	(6.0)	0.9	(5.7)	(11.7)	2.4	12.2	10.0	(44.9)	(26.2)	23.7
Cumulative effect of accounting change	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	18.8
EBIT	80.1	(46.3)	(43.2)	63.5	(3.1)	(36.0)	(87.9)	(59.8)	(11.5)	(28.1)	(35.4)	153.8	244.7	709.1	723.6	501.2	412.0	384.7
Plus: Depr., depl., accretion and amort.	356.3	173.2	85.2	361.7	88.0	378.5	183.5	90.6	382.1	92.9	94.2	394.6	389.1	271.5	226.4	222.4	211.3	216.1
EBITDA	436.4	126.9	42.0	425.2	84.9	342.5	95.6	30.8	370.6	64.8	58.8	548.4	633.8	980.6	950.0	723.6	623.3	600.8
Goodwill Impairment	-	-	-	-	-	-	-	-	-	-	-	-	252.7	-	-	-	-	-
Legal settlement	(20.90)	-	-	(46.4)	-	14.50	(25.5)	(25.5)	40.0	-	-							
Restructuring and exchange offer expenses	25.3	22.3	10.1	15.2	12.2	-	-	-										
Sale of non-strat. Asset	(45.7)	(6.0)	(6.0)	(39.7)	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Adjusted EBITDA	395.1	143.2	46.1	354.3	97.1	357.0	70.1	5.3	410.6	64.8	58.8	548.4	886.5	980.6	950.0	723.6	623.3	600.8
Florida Rock EBITDA	-	-	-	-	-	-	-	-	-	-	-	-	-	221.1	394.1	322.2	237.0	188.0
Pro Forma EBITDA	395.1	143.2	46.1	354.3	97.1	357.0	70.1	5.3	410.6	64.8	58.8	548.4	886.5	1,201.7	1,344.1	1,045.8	860.3	788.8

*Pro forma to include pre-acquisition Florida Rock cash gross profit.

	12 months ending 3/31/12	6 months ending 3/31/12	Q1/2012	2011	Q4/2011	12 months ending 3/31/11	6 months ending 3/31/11	Q1/2011	2010	Q4/2010	Q1 2010	2009	2008	2007*	2006*	2005	2004	2003
Aggregates Segment Cash Gross Profit																		
Aggregates Segment Gross Profit	329.5	113.2	34.0	306.2	79.2	315.5	68.4	10.7	320.2	57.7	15.4	393.3	657.6					
Agg. Depr., depl., accretion and amort.	272.6	131.2	64.9	277.8	66.3	289.9	140.5	70.1	293.0	70.4	73.2	312.2	310.8					
Aggregates Segment Cash Gross Profit	602.1	244.4	98.9	584.0	145.5	605.4	208.9	80.8	613.2	128.1	88.6	705.5	968.4	1,238.2	1,199.0			
Aggregate Tons	145.8	64.0	29.5	143.0	34.5	146.9	60.4	26.7	147.6	33.7	27.4	150.9	204.3					
Aggregates Segment Cash Gross Profit Per Ton	4.13	3.82	3.35	4.08	4.22	4.12	3.46	3.03	4.14	3.80	3.23	4.68	4.74					
Cash Gross Profit, All Other Segments	61.6	21.8	6.8	56.3	15.0	60.2	15.6	1.5	63.7	14.1	5.0	130.2	167.7	359.3	444.7			
Total Cash Gross Profit																		
Gross Profit	313.0	96.4	22.0	283.9	74.4	292.7	43.6	(7.1)	300.7	50.7	0.9	446.0	749.7					
Plus: Seg. D,D & A	285.9	105.0	18.9	356.4	86.1	372.9	180.9	89.4	376.2	91.5	92.7	389.7	386.4					
Plus: Corporate D,D & A	5.4	3.1	1.3	5.3	1.8	5.6	2.6	1.2	5.9	1.4	1.5	4.9	2.7					
Cash Gross Profit	604.3	204.5	42.2	645.6	162.3	671.2	227.1	83.5	682.8	143.6	95.1	840.6	1,138.8	1,599.9	1,645.7			
Selling, Admin. & General																		
Selling, Admin. & General, as reported	277.4	136.6	64.9	290.0	71.7	318.5	157.6	77.5	327.5	80.1	86.5	321.6	342.6	289.6				
FRK pro forma	-	-	-		-	-			-	-	-			84.5				
Total	426.6	136.6	64.9	290.0	71.7	318.5	157.6	77.5	327.5	80.1	86.5	321.6	342.6	374.1				
Real estate contribution	-	-	-			(9.2)	-	-	(9.2)			(5.6)						
R&D (MLM excl. R&D)	(0.7)	(0.1)	-	(1.1)	(0.1)	(2.4)	(0.8)	(0.4)	(1.6)	(0.4)	0.4	(1.5)	(1.5)	(1.6)				
Adjusted Selling, Admin. & General	425.9	136.5	64.9	288.9	71.6	306.9	156.8	77.1	316.7	70.5	86.9	314.5	341.1	372.5				

Vulcan Materials Company
Updated Shareholder Presentation, 14-May-2012
37

Appendix – Martin Marietta Reconciliation

Reconciliation of Non-GAAP Financial Measures
Amounts in millions of dollars

Cash gross profit
Cash gross profit adds back noncash charges for depreciation, depletion, accretion and amortization to gross profit.

EBITDA
EBITDA is an acronym for Earnings Before Interest, Taxes, Depreciation and Amortization.

	12 months ending 3/31/12	6 months ending 3/31/12	Q1 2012	2011	Q4 2011	12 months ending 3/31/11	6 months ending 3/31/11	Q1 2011	2010	Q4 2010	Q1 2010	2009	2008	2007	2006	2005	2004	2003
Consolidated Net Earnings	63.6	(22.6)	(37.7)	83.6	15.1	105.8	(2.5)	(17.7)	98.7	15.2	(24.8)	88.2	179.8	263.3	245.4	192.7	129.2	93.6
Provision for Income Taxes	17.3	(10.8)	(9.9)	21.0	(0.9)	29.7	(3.9)	(6.2)	30.9	2.3	(5.0)	26.0	72.1	115.4	106.7	74.2	57.7	46.9
Interest Expense	53.9	26.8	13.5	58.6	13.3	69.0	35.1	18.2	68.4	16.9	17.6	73.5	74.3	60.9	40.4	42.6	42.7	42.6
Discontinued Operations, net of tax	(4.9)	(5.8)	0.6	(4.0)	(6.4)	1.8	0.3	1.5	0.2	(1.2)	(0.1)	(3.5)	(4.7)	(2.1)	(2.0)	5.8	1.1	8.9
Accounting Change	-	-		-	-	0.0	-	-	-	-	-	-	-	-	-	-	-	6.9
EBIT	129.9	(12.4)	(33.5)	159.2	21.1	206.3	29.0	(4.2)	198.2	33.2	(12.3)	184.1	321.4	437.5	390.5	315.3	230.7	198.9
Depreciation, depletion, and amortization expense	174.5	88.1	44.4	173.4	43.7	179.9	88.9	43.3	181.5	45.6	45.0	179.4	171.1	150.3	141.4	138.3	132.9	139.6
EBITDA	304.4	75.7	10.9	332.6	64.8	386.2	117.9	39.1	379.7	78.8	32.7	363.5	492.6	587.8	531.9	453.5	363.5	338.5
Unsolicited exchange offer expenses	37.9	37.9	25.9	12.0	12.0	-	-	-	-	-								
Restructuring charges	4.4	-	-	4.4	-	-	-	-	-	-								
Adjusted EBITDA	346.7	113.6	36.8	349.0	76.8	386.2	117.9	39.1	379.7	78.8	32.7							

	12 months ending 3/31/12	6 months ending 3/31/12	Q1 2012	2011	Q4 2011	12 months ending 3/31/11	6 months ending 3/31/11	Q1 2011	2010	Q4 2010	Q1 2010	2009	2008	2007	2006	2005	2004	2003
Aggregates Segment Cash Gross Profit																		
Aggregates Segment Gross Profit	229.2	59.3	6.6	230.0	52.7	265.7	64.6	7.4	264.3	57.2	6.0	289.6	432.8	529.4	496.8			
Agg. Depr., depl., accretion and amort.				157.2					163.9			160.3	149.3	131.6	122.6			
Aggregates Segment Cash Gross Profit				387.2					428.2			449.9	582.1	661.0	619.4			
Aggregates Tons	126.8	54.9	25.0	125.1	29.9	129.8	54.1	23.3	130.0	30.8	23.5	123.4	159.4	182.3	198.5			
Aggregates Segment Cash Gross Profit Per Ton				3.10					3.29			3.65	3.65	3.63	3.12			
Specialty Products Cash Gross Profit				82.5					70.1			53.1	84.9	50.3	41.2			
Total Cash Gross Profit																		
Gross Profit	303.1	93.70	23.8	302.0	69.9	324.8	91.3	22.7	321.7	68.6	19.6	331.6	470.5	568.2	522.5			
Plus: Seg. D,D & A				164.3					172.2			167.8	157.3	138.5	130.3			
Cash Gross Profit				466.3					494.0			499.4	627.8	706.7	652.8			

Vulcan Materials Company
Updated Shareholder Presentation, 14-May-2012
38

39 Updated Shareholder Presentation, 14-May-2012 Important Disclosure Notes – Forward Looking Statements This presentation contains forward-looking statements. Statements that are not historical fact, including statements about Vulcan's beliefs and expectations, are forward-looking statements. Generally, these statements re-late to future financial performance, results of operations, business plans or strategies, projected or anticipated revenues, expenses, earnings (including EBITDA and other measures), dividend policy, shipment volumes, pricing, levels of capital expenditures, intended cost reductions and cost savings, anticipated profit improvements and/or planned divestitures and asset sales. These forward-looking statements are sometimes identified by the use of terms and phrases such as "believe," "should," "would," "expect," "project," "estimate," "anticipate," "intend," "plan," "will," "can," "may" or similar expressions elsewhere in this document. These statements are subject to numerous risks, uncertainties, and assumptions, including but not limited to general business conditions, competitive factors, pricing, energy costs, and other risks and uncertainties discussed in the reports Vulcan periodically files with the SEC. Forward-looking statements are not guarantees of future performance and actual results, developments, and business decisions may vary significantly from those expressed in or implied by the forward-looking statements. The following risks related to Vulcan's business, among others, could cause actual results to differ materially from those described in the forward-looking statements: risks that Vulcan's intentions, plans and results with respect to cost reductions, profit enhancements and asset sales, as well as streamlining and other strategic actions adopted by Vulcan, will not be able to be realized to the desired degree or within the desired time period and that the results thereof will differ from those anticipated or desired; uncertainties as to the timing and valuations that may be realized or attainable with respect to intended asset sales; future events relating to Martin Marietta's unsolicited offer to acquire Vulcan; those associated with general economic and business conditions; the timing and amount of federal, state and local funding for infrastructure; the lack of a multi-year federal highway funding bill with an automatic funding mechanism; the reluctance of state departments of transportation to undertake federal highway projects without a reliable method of federal funding; the impact of a prolonged economic recession on Vulcan's industry, business and financial condition and access to capital markets; changes in the level of spending for private residential and nonresidential construction; the highly competitive nature of the construction materials industry; the impact of future regulatory or legislative actions; the outcome of pending legal proceedings; pricing of Vulcan's products; incurred and potential costs associated with Martin Marietta's unsolicited takeover attempt and proxy contest; weather and other natural phenomena; energy costs; costs of hydrocarbon-based raw materials; healthcare costs; the amount of long-term debt and interest expense incurred by Vulcan; changes in interest rates; the impact of Vulcan's below investment grade debt rating on Vulcan's cost of capital; volatility in pension plan asset values which may require cash contributions to the pension plans; the impact of environmental clean-up costs and other liabilities relating to previously divested businesses; Vulcan's ability to secure and permit aggregates reserves in strategically located areas; Vulcan's ability to manage and successfully integrate acquisitions; the potential of goodwill impairment; the potential impact of future legislation or regulations relating to climate change or greenhouse gas emissions or the definition of minerals; and other assumptions, risks and uncertainties detailed from time to time in the reports filed by Vulcan with the SEC. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement. Vulcan disclaims and does not undertake any obligation to update or revise any forward-looking statement in this document except as required by law. Vulcan notes that forward-looking statements made in connection with a tender offer are not subject to the safe harbors created by the Private Securities Litigation Reform Act of 1995. Vulcan is not waiving any other defenses that may be available under applicable law.

40 Updated Shareholder Presentation, 14-May-2012 ADDITIONAL INFORMATION This presentation does not constitute an offer to buy or solicitation of an offer to sell any securities or a solicitation of any vote, consent or approval. In response to the unsolicited exchange offer commenced by Martin Marietta Materials, Inc., a North Carolina corporation ("Martin Marietta"), Vulcan Materials Company ("Vulcan") has filed a Solicitation/Recommendation statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission ("SEC"). INVESTORS AND SECURITY HOLDERS OF VULCAN ARE URGED TO READ THE SOLICITATION / RECOMMENDATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Vulcan through the website maintained by the SEC at http://www.sec.gov. Copies of the Solicitation/Recommendation Statement, any amendments and supplements to the Solicitation/Recommendation Statement and other Vulcan materials related to Martin Marietta's unsolicited offer will also be available for free under the "Investor Relations" tab of Vulcan's corporate website http://www.vulcanmaterials.com. ADDITIONAL INFORMATION ABOUT POTENTIAL PARTICIPANTS In addition, Vulcan has filed a definitive proxy statement and aWHITE proxy card with the SEC with respect to the 2012 Annual Meeting of Shareholders. The definitive proxy statement and WHITE proxy card has been mailed to shareholders of Vulcan. Vulcan, its directors and certain of its executive officers may be deemed to be participants in the solicitation of proxies from Vulcan shareholders in connection with the matters to be considered at the annual meeting. INVESTORS AND SECURITY HOLDERS OF VULCAN ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT, ACCOMPANYING WHITE PROXY CARD AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of these documents (when available) and other documents filed with the SEC by Vulcan through the website maintained by the SEC at http://www.sec.gov. Detailed information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, is set forth in the definitive proxy statement and other materials filed with the SEC in connection with Vulcan's 2012 Annual Meeting. Information regarding the direct and indirect beneficial ownership of Vulcan's directors and executive officers in Vulcan's securities is included in their SEC filings on Forms 3, 4 and 5, and additional information can also be found in Vulcan's Annual Report on Form 10-K for the year ended December 31, 2011, filed with the SEC on February 29, 2012, and its Quarterly Report on Form 10-Q for the first quarter ended March 31, 2012, filed on May 2, 2012. Relevant information concerning such participants and their potential interests is also contained in the Solicitation/Recommendation on Schedule 14D-9. Shareholders will be able to obtain any proxy statement, any amendments or supplements to the proxy statement and other documents filed by Vulcan with the SEC for no charge at the SEC's website at www.sec.gov. Copies will also be available at no charge under the "Investor Relations" tab of our corporate website at www.vulcanmaterials.com. Important Disclosure Notes – Additional Information